Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-50010 on Form S-8 of our report dated March 16, 2007, relating to the consolidated financial statements and financial statement schedule of Exactech, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement discussed in Note 2 and the adoption of Statement of Financial Accounting Standard No. 123R “Share-Based Payments” discussed in Note 2) and of our report on internal control over financial reporting dated March 16, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Jacksonville, Florida

March 16, 2007